Mail Stop 3561

September 20, 2006

Mr. Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

>   **RE: J. C. Penney Company, Inc.**
>   **Form 10-K for Fiscal Year Ended January 28, 2006**
>   **Filed April 6, 2006**
>   **Form 10-Q for Fiscal Quarter Ended July 29, 2006**
>   **File No. 1-15274**

Dear Mr. Cavanaugh:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Position and Results…, page 12

Strong Operating Performance, page 13

1.   In future filings please include a reconciliation of the non-GAAP operating profit
        financial performance measure to the most directly comparable GAAP financial measure.
        Please refer to Item 10(e)(1)(i) of Regulation S-K. Also, we note that the operating profit
        non-GAAP measure excludes recurring items which is prohibited by Item 10(e) of
        Regulation S-K unless you are able to meet the burden of disclosing why the measure is
        useful to investors. Please refer to Item 10(e) of Regulation S-K and questions 9 and 10
        of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures"
        issued June 13, 2003 and available on our website at www.sec.gov (hereinafter "the non-
        GAAP FAQ"). In future filings please disclose:
        - The manner in which management uses the non-GAAP measure to conduct or
          evaluate the business;
        - The economic substance behind management's decision to use the measure;
        - The material limitations associated with the use of the non-GAAP financial measure
          as compared to the most directly comparable GAAP financial measure;
        - The manner in which management compensates for the limitations when using the
          non-GAAP financial measure; and
        - The substantive reasons why management believes the non-GAAP financial measure
          provides useful information to investors.

2.   We note your disclosure regarding the computation of comparable department store sales
        in footnote (1) to the table of operating results from continuing operations on page 14. In
        future filings please revise to disclose how you treat department stores remodeled or
        expanded in your computation of comparable department store sales. Please similarly
        revise your disclosure regarding the computation of comparable department store sales
        throughout your filing.

Sixth Consecutive Year of Positive Free Cash Flow, page 14

3.   In future filings please revise to disclose all material limitations of the non-GAAP free
        cash flow liquidity measure. Please also revise future filings to present net cash flows
        from operating, investing and financing activities from both continuing and discontinued
        operations when presenting the non-GAAP free cash flow liquidity measure. Please refer
        to questions 12 and 13 of the non-GAAP FAQ.

Financial Leverage Metrics, page 24

4.   Measures that are calculated differently from that of EBITDA described in SEC Release No. 33-8176, "Conditions for Use of Non-GAAP Financial Measures," should not be characterized as EBITDA. Please refer to SEC Release No. 33-8176 and question 14 in the non-GAAP FAQ. Please revise the title of the non-GAAP EBITDA measure in future filings to clearly identify the measure being used and all adjustments.

5.   It appears that you use EDITDA and adjusted EBITDA as performance measures and liquidity measures. As such, in addition to the reconciliation of such non-GAAP measures to the most directly comparable GAAP financial performance measure, please revise future filings to reconcile to cash flows from operating activities of continuing and discontinued operations. Please also present cash flows from operating, investing and financing activities from continuing and discontinued operations together with the non-GAAP liquidity measures. In addition, please revise to reconcile EDITDA and adjusted EBITDA to net income as apposed to income from continuing operations before income taxes. Please refer to questions 12 and 15 of the non-GAAP FAQ. Further, since EBITDA and adjusted EBITDA exclude recurring items as discussed in question 8 of the non-GAAP FAQ, please revise future filings to disclose:

* The manner in which management uses the non-GAAP measures to conduct or evaluate the business;
* The economic substance behind management's decision to use the measures;
* The material limitations associated with the use of the non-GAAP financial measures as compared to the most directly comparable GAAP financial measures;
* The manner in which management compensates for the limitations when using the non-GAAP financial measures; and
* The substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

Controls and Procedures, page 50

6.   You state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective for the purpose of ensuring that material information required to be included in the report is made known to them by others on a timely basis. In future filings, please revise to clarify, if true, that your principal executive officer and principal financial officer concluded disclosure controls and procedures are effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a -15(e).

Consolidated Balance Sheets, page F-4

7.   In future filings please separately disclose the amounts for common stock and additional paid-in capital in accordance with paragraphs 30 and 31 of Rule 5-02 of Regulation S-X. In doing so, please also revise the consolidated statements of stockholders' equity to reflect each caption of stockholders' equity presented in the consolidated balance sheets. Please refer to Rule 3-04 of Regulation S-X.

Notes to Consolidated Financial Statements

8.   We note your disclosure on page 18 that department store sales reflect increases in all merchandise divisions led by family footwear, women's accessories, fine jewelry and children's apparel. Please disclose revenues for each merchandise division in future filings or tell us why disclosure of revenues for each merchandise division is not required by paragraph 37 of SFAS 131.

Note 1) Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

9.   Please tell us how you account for the investments in partnerships disclosed in Note 20. In doing so, please provide us with a summary of your general partner and limited partner ownership interests in the partnerships indicating partnership interests that are accounted for using the cost or equity methods and the partnerships that are consolidated. Please also tell us the facts and circumstances that support your accounting treatment with reference to APB 18, ARB 51, EITF 00-1 and EITF 04-5.

10.   Please confirm to us and disclose in future filings, if true, that the holding company has no independent assets or operations. Otherwise, please provide the condensed consolidating financial statements required by Rule 3-10(c) of Regulation S-X.

Gift Card Revenue Recognition, page F-8

11.   Please tell us your basis for classifying revenue recognized on unredeemed gift cards as a reduction of selling, general and administrative expenses. It appears that revenue classification would be more appropriate given that gift card breakage represents an adjustment of selling prices. In addition, please tell us the amount of gift card breakage recognized for each year presented. In future filings, if the amount of gift card breakage recognized has a material effect on changes in income between years reported, please include appropriate disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note 3) Capital Structure Repositioning, page F-21

Common Stock Outstanding, page F-22

12.   In future filings, please disclose changes in the number of outstanding shares of common stock for each period for which an income statement is required. Please refer to Rule 3-04 of Regulation S-X.

Note 22) Quarterly Results of Operations (Unaudited), page F-44

13.   It appears that comparable department store sales and direct sales percentage increases and decreases and operating profit are non-GAAP financial measures that should not be presented in the financial statements unless the measures are required or expressly permitted by GAAP. Please remove these non-GAAP measures in future filings or tell us your basis in GAAP for presenting these financial measures in your financial statements. Please refer to Item 10(e) of Regulation S-K.

Exhibits 31.1 and 31.2

14.   In future filings please remove the titles of your chief executive officer and chief financial officer from the introductory paragraphs of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please confirm to us that the inclusion of the titles of your chief executive officer and chief financial officer was not intended to limit the capacity in which such individuals provided the certifications.

Form 10-Q for Fiscal Quarter Ended July 29, 2006

15.   Please address the comments above in your Forms 10-Q as well.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Staff Accountant Ta Tanisha Henderson at (202) 551-3322, or in her absence, William Thompson at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant